UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2022

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

On December 30, 2022, Azure Power Global Limited (the “Company” or “Azure”) filed the unaudited annual results for fiscal year ended March 31, 2022 of Azure Power Solar Energy Private Limited and Restricted Group entities (collectively referred as Restricted Group-II), and of Azure Power Energy Limited and Restricted Group entities (collectively referred as Restricted Group-III), with the Singapore Stock Exchange. A copy of the same is attached herewith as Exhibit 99.1 and Exhibit 99.2.

The Company will file audited annual results for fiscal year ended March 31, 2022 of Restricted Group-II and Restricted Group-III as soon as practicable upon filing its annual report on Form 20-F for fiscal year ended March 31, 2022.

Our audited financial statements of Restricted Group-II and Restricted Group-III when adopted and filed with the Singapore Stock Exchange may include differences from the unaudited numbers included in this Form 6-K and will include detailed notes and other disclosures that will be important to evaluate. The financial information provided in this Form 6-K should be read in conjunction with such audited financial statements for Fiscal 2022 when they become available as well as the Company’s annual report on Form 20-F for fiscal year ended March 31, 2022 when filed with the the U.S. Securities and Exchange Commission and other filings that the Company may make with the U.S. Securities and Exchange Commission on Form 6-K from time to time.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit Index

Exhibit Number	Description
99.1	Unaudited Combined Financial Statements of Restricted Group-II for the year ended March 31, 2022
99.2	Unaudited Combined Financial Statements of Restricted Group-III for the year ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: December 30, 2022	By:	/s/ Rupesh Agarwal
		Name:	Rupesh Agarwal
		Title:	Principal Executive Officer